International Endeavors Corporation
Unit 2, Level 6,
Westin Centre,
26 Hung To Road,
Kwun Tong, Hong Kong

Via Email

July 3, 2025

Division of Corporation Finance
Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Pam Howell

Dear Ms. Howell,

Re: International Endeavors Corporation (the “IDVV”)
Registration Statement on Form 10-12G
Filed May 30, 2025
File No. 000-55649

The Company is submitting this letter in response to the comment provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission in its letter dated June 23, 2025 (the “Comment Letter”) with respect to the Registration Statement on Form 10-12G filed with the Commission on May 30, 2025 (the “Form 10”) through EDGAR.

For your convenience, we have repeated the Staff’s comment below in bold text, followed by the Company’s response. Capitalized terms used but not defined herein have the meanings set forth in the Form 10.

Correspondence Dated June 16, 2025

General

We acknowledge your response to our prior letter. Our prior letter noted that your filing fails in material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form, and that more specifically, you have not included audited financial statements of International Endeavors Corporation in accordance with Article 8 of Regulation S-X, as required by Item 13 of Form 10. We continue to note the same issue.

Response: We respectfully acknowledge the general requirement under Form 10 and Regulation S-X for registrants to include audited financial statements. In reverse acquisition scenarios where the accounting acquirer is a private operating company (ModuLink Group) and the legal acquirer (IDVV) has minimal prior operations, the presentation of only the financial statements of the accounting acquirer may be appropriate pursuant to the SEC Financial Reporting Manual Topic 12, Rule 15-01(e) of Regulation S-X and past precedence of the Securities and Exchange Commission. In the Form 10-12G filed with the Commission on May 30, 2025, the Company mistakenly filed two years of audited consolidated financial statements for the years ended December 31, 2024 and 2023, and the unaudited consolidated financial statements for the three months ended March 31, 2025 of ModuLink Group, without taking into account the reverse recapitalization retrospectively. We have filed an amendment to the Form 10 to include the consolidated financial statements of IDVV and ModuLink Group on the basis below (as stated in Note 1 of the consolidated financial statements of Item 15a in the Amendment No.1 to Form 10) and have restated all comparative financial statements to reflect the reverse recapitalization, presenting ModuLink’s historical financial statements as those of IDVV:

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Change in Control

On January 22, 2025, Raymond Valdez, the sole executive officer and director entered into the Stock Purchase Agreement, pursuant to which Mr. Valdez agreed to sell (the “Sale”) to ModuLink Inc., a British Virgin Islands corporation, and Zenith (Hong Kong) Engineering Limited, a Hong Kong corporation, 200,000 shares of Preferred A shares, representing all of the issued and outstanding shares of Preferred A, and the transfer of certain promissory notes of the Company held by third parties. The Sale was consummated on February 10, 2025. Concurrently, the directors of ModuLink Inc. were appointed as the executive officers and directors of the Company and Raymond Valdez resigned as the sole executive officer and director.

Share Exchange for Acquisition of ModuLink Investment Limited

On March 28, 2025, the Company entered into a Share Exchange Agreement (the “Share Exchange”) with the shareholders of ModuLink Investment Limited (hereafter referred to as, MIL), a British Virgin Islands limited liability company. Under the terms of the agreement, the Company agreed to acquire 100% of the issued and outstanding shares of MIL by issuing 2,356,712,066 shares of common stock. This Share Exchange was consummated on May 1, 2025, and MIL became a 100% owned subsidiary of the Company.

MIL is a holding company which was incorporated on March 13, 2025 in the British Virgin Islands. On March 25, 2025, MIL completed a group restructuring through a share exchange transaction with the shareholders of ModuLink Corporation Limited (“MCL”), a company incorporated in Hong Kong. MCL is the holding company of the entire equity interests in its subsidiaries including Zenith Integrated Modular Limited (“ZIML”), Zenith AY Modular Buildings Company Limited (“ZAMBCL”) and ModuLink InnoTech Company Limited (“MICL”). Details of the Company’s principal subsidiaries as of December 31, 2024 are described in Note 3 – Subsidiaries. Upon the completion of the share exchange, MIL became the parent holding company of MCL.

MIL together with MCL and its subsidiaries and associated company (collectively the “ModuLink Group”) are primarily engaged in property development construction and design services by implementing modular integrated construction technology (“MiC”), embedded with our proprietary atmospheric water generators (“AWG”) and property management system by internet of things technology (“IoT”). The headquarter of ModuLink Group is located in the Hong Kong Special Administrative Region of the People’s Republic of China (“PRC” or “China”).

Following the Share Exchange, ModuLink Group became the primary operating business of the Company.

Merger of Entities under Common Control and Reverse Recapitalization

Prior to the Share Exchange, the Company was considered as a shell company due to its nominal assets and limited operation.

The Share Exchange between the Company and MIL on March 28, 2025, is considered a merger of entities under common control as Mr. TAM, Hin Wah Anthony, Mr. FU, Wah and Mr. AU-YEUNG Sai Kit are the common directors and major shareholders of both the Company and MIL. Upon the consummation of acquisition on May 1, 2025, MIL became the ongoing operating entity of the Company, MIL is deemed to be the accounting acquirer for accounting purposes. The transaction will be treated as a recapitalization of the Company.

Accordingly, the transaction is accounted for as a reverse recapitalization of the Company, with MIL deemed the accounting acquirer and the Company treated as the accounting acquiree for financial reporting purposes. Under the guidance in Accounting Standard Codification (ASC) Topic 805, for transactions between entities under common control, the assets, liabilities and results of operations, are recognized at their carrying amounts as of the consummation date of the Share Exchange. This accounting treatment requires a retrospective presentation and combination of the consolidated financial statements as if the share exchange had occurred at the beginning of the earliest reporting period presented. Accordingly, the historical financial statements of the Company reflect those of the accounting acquirer, i.e. the ModuLink Group, prior to the transaction, accompanied by a recapitalization of the Company’s equity structure.

As stated in our prior correspondence dated June 16, 2025 (“June 16 Correspondence”), IDVV recently completed a reverse acquisition (the “Acquisition”) of ModuLink Investment Limited and its subsidiaries (collectively, the “ModuLink Group”), a group of private operating companies. Following the Acquisition, ModuLink Group became the operating business of the registrant.

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Application of SEC Financial Reporting Manual Topic 12:

According to the SEC Financial Reporting Manual Topic 12:

12100 General. The acquisition of a private operating company by a non-operating public shell corporation typically results in the owners and management of the private company having actual or effective voting and operating control of the combined company. The staff considers a public shell reverse acquisition to be a capital transaction in substance, rather than a business combination. That is, the transaction is a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization. The accounting is similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded.

12210 General

12210.1 SEC rules do not directly address a registrant’s financial reporting obligations in the event that it acquires another entity in a transaction accounted for as either a reverse acquisition or reverse recapitalization.”

Prior to the Acquisition, IDVV was not a reporting company subject to the reporting requirements under the Exchange Act of 1934, as amended (the “34 Act”), or the Securities Act of 1933, as amended (the “33 Act”), but reported under the Alternative Pink Standard which did not require audited financial statements. IDVV’s securities were traded “over-the-counter” under the symbol IDVV. As a public company, we believe that Topic 12 applies to IDVV even though it was not a reporting company under the 33 Act or the 34 Act. Therefore, pursuant to Topic 12, when a private operating company (ModuLink Group, in this case) merges with a public company with no or nominal operations (IDVV, in this case), the private company is treated as the accounting acquirer, and the public entity is treated as the legal acquirer for SEC reporting purposes. Accordingly, the historical financial statements of the registrant reflect those of the accounting acquirer — in this case, ModuLink Group and not IDVV prior to the Acquisition.

The prior sole business had generated nil revenue and did not incur any expenses since January 1, 2025. International Endeavors Corporation was a shell company with nominal assets and limited operations prior to the Acquisition.

During the Change in Control, the existing officers and directors who are also directors of ModuLink Group were appointed and replaced the predecessor sole officer and director. We further note that upon consummation of the Acquisition transaction, all assets and liabilities related to IDVV’s prior sole business were disposed of to the former controlling shareholder. Therefore, the post-Acquisition business operations of IDVV consist solely of those carried out by ModuLink Group. Accordingly, we believe that inclusion of the audited financial statements of IDVV prior to the Acquisition would not provide meaningful information to investors.

Application of Rule 15-01(e) of Regulation S-X:

According to Rule 15-01(e) of Regulation S-X,

(e) Financial statements of shell company. After a shell company registrant (other than a business combination related shell company) acquires a business that is its predecessor, the financial statements of the shell company for periods prior to consummation of the acquisition are not required to be included in any filing once the financial statements of the predecessor have been filed for all required periods through the acquisition date and the financial statements of the registrant include the period in which the acquisition was consummated. If a registrant is to acquire or has acquired a shell company (other than a business combination related shell company), the financial statements of the shell company are required to be included in any filing that requires the registrant’s financial statements, as if the shell company were the registrant for the filing, unless the financial statements of the registrant include the period in which the acquisition of the shell company was consummated.

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In this case, IDVV (the shell company, in this case) has included two years of audited financial statements of ModuLink Group (the registrant, in this case) as well as the unaudited financial statements for the three months ended March 31, 2025, which have been prepared on the basis that ModuLink is deemed as the accounting acquirer and the reverse recapitalization taken place retrospectively in the Amendment No.1 to the Form 10. In the Form 10-12G filed with the Commission on May 30, 2025, the Company, mistakenly filed two years of audited consolidated financial statements for the years ended December 31, 2024 and 2023, and the unaudited consolidated financial statements for the three months ended March 31, 2025 of ModuLink Group, without taking into account the reverse recapitalization retrospectively. From the acquisition date of May 1, 2025 onwards, IDVV, as the registrant, will present ModuLink Group’s financial statements as its own, and will restate all comparative financial statements to reflect the reverse recapitalization, presenting ModuLink’s historical financial statements as those of IDVV, thereby satisfying both conditions outlined in Rule 15-01(e).

Past Precedence of Permitting the Inclusion of Audited Financial Statements of the Accounting Acquirer (ModuLink Group, as in our case) and the Accounting Acquiree (IDVV, as in our case) as if Reverse Recapitalization Taken Place Retrospectively

Precedence #1: Ever Harvest International Group Inc. (TLGN)

TLGN reported under the Alternative Pink Standard from 2007 through September 2021, with the Company failing to file its reports from July 2015 until February 16, 2021. On February 16, 2021, a shareholder of TLGN was granted custodianship of the company. On October 28, 2021, TLGN consummated the acquisition of an operating company, EHCG. On January 18, 2022, TLGN filed a Registration Statement on Form 10 disclosing that:

Prior to the acquisition, the Company was considered as a shell company due to its nominal assets and limited operation. Upon the acquisition, EHCG will comprise the ongoing operations of the combined entity and its senior management will serve as the senior management of the combined entity, EHCG is deemed to be the accounting acquirer for accounting purposes. The transaction will be treated as a recapitalization of the Company. Accordingly, the consolidated assets, liabilities and results of operations of the Company will become the historical financial statements of EHCG at acquisition date. EHCG was the legal acquiree but deemed to be the accounting acquirer. The Company was the legal acquirer but deemed to be the accounting acquiree in the reverse merger. The historical financial statements prior to the acquisition are those of the accounting acquirer (EHCG). Historical stockholders’ equity of the accounting acquirer prior to the merger are retroactively restated (a recapitalization) for the equivalent number of shares received in the merger. Operations prior to the merger are those of the acquirer. After completion of the share exchange transaction, the Company’s consolidated financial statements include the assets and liabilities, the operations and cash flow of the accounting acquirer.

The financial statements included in the Form 10 of TLGN were the audited financial statements of EHCG (the accounting acquirer) and TLGN (the accounting acquiree). Prior to the share exchange, TLGN was in the development stage as defined under the Statement on Financial Accounting Standards Accounting Standards Codification FASB ASC 915-205 "Development-Stage Entities.". TLGN was a shell company, EHCG was deemed as the accounting acquirer and the consolidated financial statements reflected that the reverse recapitalization had taken place retrospectively.

Precedence #2: DH Enchantment Inc. (ENMI)

ENMI reported under the Alternative Pink Standard from 2004 through June 30, 2021, with ENMI being failing to file reports during the years from January 2011 through January 2021. On January 11, 2021, a shareholder of ENMI was granted custodianship of the company. On July 26, 2021, ENMI consummated the acquisition of an operating company, DHIG and its operating subsidiary, HSY. On August 4, 2021, ENMI filed a Registration Statement on Form 10 disclosing that:

Prior to the Share Exchange, the Company was considered as a shell company due to its nominal assets and limited operation. The transaction will be treated as a recapitalization of the Company.

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The financial statements included in the Form 10 of ENMI were the audited financial statements of DHIG and HSY (the accounting acquirer) and ENMI (the accounting acquiree). Prior to the share exchange, ENMI was in the development stage as defined under the Statement on Financial Accounting Standards Accounting Standards Codification FASB ASC 915-205 "Development-Stage Entities.". ENMI was a shell company, DHIG was deemed as the accounting acquirer and the consolidated financial statements reflected that the reverse recapitalization had taken place retrospectively.

Precedence #3: King Resources, Inc. (KRFG)

KRFG reported under the Alternative Pink Standard from December 2010 through December 31, 2021. On December 15, 2021, 2021, KRFG consummated the acquisition of an operating company, Powertech and its operating subsidiaries. On February 14, 2022, KRFG filed a Registration Statement on Form 10 disclosing that:

Prior to the Share Exchange, the Company was considered as a shell company due to its nominal assets and limited operation. The transaction will be treated as a recapitalization of the Company.

The financial statements included in the Form 10 of KRFG were the audited financial statements of Powertech and its subsidiaries (the accounting acquirer) and KRFG (the accounting acquiree). Prior to the share exchange, KRFG was in the development stage as defined under the Statement on Financial Accounting Standards Accounting Standards Codification FASB ASC 915-205 "Development-Stage Entities.". KRFG was a shell company, Powertech was deemed as the accounting acquirer and the consolidated financial statements reflected that the reverse recapitalization had taken place retrospectively.

We appreciate the Staff’s time and consideration, and we are available to provide any additional information or clarification that the Staff may require.

Sincerely,

FU, Wah

/s/ FU, Wah
Chief Executive Officer
International Endeavors Corporation

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